EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AGREEMENT made as of the 11th day of February, 2010 by and among Partners Group Private Equity, LLC, a Delaware limited liability company (the “Fund”) and Partners Group (USA) Inc., a Delaware corporation (“Partners Group”):

WITNESSETH:

WHEREAS, the Fund is registered under the Investment Company Act of 1940 (the “1940 Act”) as a non-diversified, closed-end, management investment company;

WHEREAS, the Fund has been organized to invest substantially all of its capital into Partners Group Private Equity (Master Fund), LLC (the “Master Fund”);

WHEREAS, Partners Group acts as investment adviser to the Master Fund pursuant to an Investment Management Agreement with the Master Fund dated as of January 1, 2009 (the “Investment Management Agreement”), pursuant to which it is paid an investment management fee (the “Investment Management Fee”); and

WHEREAS, Partners Group acts as servicing agent of the Fund pursuant to a Servicing Agreement dated as of February 27, 2009 (the “Fund Servicing Agreement”) between the Fund and Partners Group;

NOW, THEREFORE, in consideration of the Fund’s investment in the Master Fund, the Master Fund engaging Partners Group pursuant to the Investment Management Agreement, and the Fund engaging Partners Group pursuant to the Fund Servicing Agreement, and the other good and valuable consideration, the parties to this Agreement agree as follows:

1         Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Fund’s Confidential Private Placement Memorandum as currently in effect.

2.         Partners Group agrees to waive the Investment Management Fee and other fees payable to it directly or indirectly by the Master Fund or the Fund, and to pay or absorb expenses of the Fund (whether borne directly by the Fund or indirectly through its interest in the Master Fund) (a “Waiver”) so that the Total Annual Expenses of the Fund (excluding taxes, interest, brokerage commissions, other transaction-related expenses, any extraordinary expenses of the Fund, any Incentive Allocation and any Acquired Fund Fees and Expenses) will not exceed 3.00% of the net assets of the Fund on an annualized basis (the “Expense Limitation”).

3.           This Agreement will have an initial term ending two (2) years from the date of commencement of the Fund’s operations, and during such initial term neither Partners Group nor the Fund may terminate this Agreement unless, at the time of such termination, the Fund would be in compliance with the Expense Limitation without giving effect to any Waiver.  This Agreement will automatically renew for consecutive one-year terms thereafter so long as the Fund is an investor in the Master Fund and Partners Group or an Affiliate thereof acts as investment manager of the Master Fund or servicing agent of the Fund.  Subject to the initial sentence of this paragraph, any party may terminate this Agreement upon thirty (30) days’ written notice to the other party.

4.           The Fund agrees to carry forward, for a period not to exceed (3) three years from the date on which a Waiver is made by Partners Group, all fees and expenses in excess of the Expense Limitation that have been waived, paid or absorbed by Partners Group, and to repay Partners Group such amounts, provided the Fund is able to effect such repayment and remain in compliance with the Expense Limitation.  To the extent that such repayment is due, it shall be made as promptly as possible, in conjunction with the next succeeding payment of Investment Management Fee to Partners Group.  To the extent that the full amount of such waived amount or expense paid cannot be repaid as provided in the previous sentence within such applicable three-year period, such repayment obligation shall be extinguished.

5.         If this Agreement is terminated by the Fund, the Fund agrees to repay to Partners Group any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Partners Group not later than (3) three years from the date on which a Waiver was made by Partners Group (regardless of the date of termination of this Agreement), so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.  If this Agreement is terminated by Partners Group, the Fund agrees to repay to Partners Group any amounts payable pursuant to paragraph 4 that have not been previously repaid and, subject to the 1940 Act, such repayment will be made to Partners Group not later than thirty (30) days after the termination of this Agreement, so long as the Fund is able to effect such reimbursement and remain in compliance with the Expense Limitation as if such Expense Limitation was still in effect.

6.           This Agreement will be construed in accordance with the laws of the state of Delaware and the applicable provisions of the 1940 Act.  To the extent the applicable law of the State of Delaware, or any of the provisions in this Agreement, conflict with the applicable provisions of the 1940 Act, the applicable provisions of the 1940 Act will control.

7.           This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the matters described in this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first written above.

PARTNERS GROUP PRIVATE EQUITY, LLC

By: Scott Higbee
Title: President

By: Brooks Lindberg
Title: Chief Compliance Officer

PARTNERS GROUP (USA) INC.

By: Scott Higbee
Title: President

By: Brooks Lindberg
Title: Vice President & Secretary